Exhibit 77(i)

                       TERMS OF NEW OR AMENDED SECURITIES

On July 26, 2000, the Board of Directors ("Board") approved amending the Articles of Incorporation of the Fund to add Classes B, C and Q Shares. On November 2, 2000, the Board approved amending the Articles of Incorporation to add Classes M and T.